Item 77C: Submission of Matters to a Vote of Security Holders

On February 25, 2016, the Special Meeting of Shareholders of the Fund was held to approve a new Portfolio Management Agreement with Aristotle Capital Management, LLC (“Aristotle”). On December 14, 2015, the record date for the meeting, the Fund had outstanding 182,754,403 shares of beneficial interest. The votes cast at the meeting were as follows:

Proposal - To approve a new Portfolio Management Agreement with Aristotle:

For	Against	Abstain	Broker Non-Votes
91,128,734.389	13,082,250.005	2,723,433.274	0.000